

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 23, 2016

Via E-mail
R. Eugene Taylor
Chairman and Chief Executive Officer
Capital Bank Financial Corp.
4725 Piedmont Row Drive, Suite 110
Charlotte, North Carolina 28210

> **Re:** **Capital Bank Financial Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed February 16, 2016**
> **File No. 333-208646**

Dear Mr. Taylor:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Merger

Background of the Merger, page 64

1.   We note your response to comment 1, however we remain concerned that the content of UBS's presentations may trigger disclosure requirements pursuant to Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A. Please tell us why you believe the November 17, 2015 presentation was not materially related to the transaction, given the disclosure on page 69 that representatives of UBS provided an evaluation of the proposals from Capital Bank Financial and from company B from a financial point of view, as compared

to CommunityOne continuing to operate on a stand-alone basis. In the alternative, please furnish the information specified in Item 1015(b) of Regulation M-A.

Material U.S. Federal Income Tax Consequences of the Merger, page 128

2.   We note your disclosure on page 129 that the discussion in this section assumes that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. You may not assume a legal conclusion underlying the opinion. Please remove such statements from your registration statement. For guidance, please refer to Section III.C.3 of Staff Legal Bulletin No. 19, which is available on our website.

Exhibits 8.1 and 8.2

3.   A statement that the tax discussion in the registration statement "is accurate in all material respects" is not sufficient to satisfy the opinion requirement of Item 601(b)(8) of Regulation S-K. Please obtain and file revised tax opinions in which counsel states clearly that the disclosure is counsel's opinion. For guidance, please refer to Section III.C.2 of Staff Legal Bulletin No. 19.

Please contact Alexandra M. Ledbetter, Attorney-Adviser, at (202) 551-3317 or me at (202) 551-3338 with any questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services

cc: Mark F. Veblen, Esq.
        Wachtell, Lipton, Rosen & Katz